Exhibit (a)(1)(B)

Dear Employees:

    A cornerstone of our company's success has been our ability to retain and motivate our employees. Accordingly, since many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock, we felt it appropriate to offer an option exchange program. The details of the option exchange program are set forth in the attached documents, which include the Summary of Terms and Offer to Exchange Outstanding Options to Purchase Class A Common Stock.

    We will hold an employee meeting for our U.S. employees today, October 18, 2001 at 10:00 a.m. Pacific Daylight Time during which you will be able to ask questions you may have regarding the attached documents. For our employees based outside the U.S., we will hold additional meetings in the coming days. Details about these meetings will be distributed prior to each meeting.

John E. Bourgoin